Filed by Capital One Financial Corporation
(Commission File No.: 001-13300)
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the
Securities and Exchange Act of 1934, as amended

Subject Company: Discover Financial Services
(Commission File No.: 001-33378)

The following is a transcript from Capital One Financial Corporation’s Presentation at the KBW Fintech & Payments Conference on February 27, 2024.

CORPORATE PARTICIPANTS
Andrew M. Young Capital One Financial Corporation - CFO
Richard D. Fairbank Capital One Financial Corporation - Founder, Chairman, CEO & President

CONFERENCE CALL PARTICIPANTS
Sanjay Harkishin Sakhrani Keefe, Bruyette, & Woods, Inc., Research Division - MD

PRESENTATION
Sanjay Harkishin Sakhrani - Keefe, Bruyette, & Woods, Inc., Research Division - MD

All right. We got the main event here. So we have Capital One, where we have Rich Fairbank, Founder and CEO; Andrew Young, the CFO. Capital One announced a transformative deal to buy Discover last week, just in time for our conference. All right. I know you did just for my conference.But I'm happy they're here. So congrats on the deal again. But maybe you could just talk, Rich, about the value of the network for a company like Capital One?

QUESTIONS AND ANSWERS
Richard D. Fairbank - Capital One Financial Corporation - Founder, Chairman, CEO & President

Okay. Thank you, Sanjay. Great to be here again. And thanks, everybody, for joining us today and those listening on the webcast. So well, obviously, the timing of this meeting is a good one, given our big announcement last week. There's lots of reasons that we're very excited about the possibilities with Discover, but kind of at the centerpiece of the strategic excitement is the network.

And let me just talk a little bit about why that is. So from the founding days of our company, we've been very focused on the payments business, as we felt it's the tip of the spear of how technology and information are going to change financial services. So in many ways, what Capital One did over the years is build an information-based payments company. But there was always one sort of a gap, very big gap sort of in what you'd normally have if you build a full payments company, and that was the network, and they're very small number of networks. And so all of us built our business. And it was certainly very successful, but with an intermediary between us and the merchants -- that intermediary, of course, being Visa and Mastercard.

So buying a network allows us to go direct to the merchant. And there's just many, many benefits of going direct. In fact, we had independently been so focused on leveraging that sort of 100 million customers that we had to help merchants drive more sales, reduce fraud and also create customized solutions and deals and offerings for our customers that we had already independently really leaned into this. Things like Capital One Shopping, for example, is an example of very much that direct merchant kind of relationship. So when this opportunity came along, this was just a giant and rare asset to accelerate the direct relationship model with merchants.

It also is beneficial, sort of economically beneficial in terms of vertical integration and the ability to capture the portion of the value chain that otherwise goes to the networks. So that was beneficial. And it was also -- allowed Capital One to expand into a new business, which had been really quite well developed by Discover, which is to be a network for other banks. In fact, they have 4,500 banks who are on their PULSE network. So that's an interesting business opportunity. And then when you pull all the way up and think about the revenue model of a network, it is revenues that are not associated directly with lending. And so in terms of sort of the stability, resilience and value of those, I think there's some extra benefits there.

Sanjay Harkishin Sakhrani - Keefe, Bruyette, & Woods, Inc., Research Division - MD
So we just had Visa and Mastercard here this morning. I'm just curious how you guys expect Visa and Mastercard to react to the deal? Have you guys talked to them?

Richard D. Fairbank - Capital One Financial Corporation - Founder, Chairman, CEO & President
Yes, one of our first calls after the announcement was to Visa and to Mastercard. And we have been partners really since the founding of Capital One. They've been great partners for us. And I think there's every reason to believe they will continue to be great partners for Capital One. I think they're amazing companies. They have built a breathtaking global tech-based payment company. And there's a lot of ways that they add value to other networks and other banks across the system. So I think we'll continue to be partners with them. And we can talk about it in a bit about how we — our plans are sort of moving volume over time onto the Discover network.

Sanjay Harkishin Sakhrani - Keefe, Bruyette, & Woods, Inc., Research Division - MD
Maybe we get into that a little bit. Why not move all the business over to the Discover network?

Richard D. Fairbank - Capital One Financial Corporation - Founder, Chairman, CEO & President
So Discover, I want to just start with sort of savoring the extraordinary story of what Discover did in its 40-year journey to build a network. Because building a network with yourself sort of as the sole issuer is a really tough thing to do. And creating a network, of course, has the chicken and egg problem. As you're building one, you show up with a merchant and say, "I need to add you to the network" and you say -- that merchant says "How many customers do you have?" Well, not too many, but this is where you come in. And the same thing, of course, on the other side for getting customers, this is why it's a very tough thing to do to build a network.

But over the years and on the back really originally of the Series franchise, Discover created this extraordinary network. And even though they're relatively low scale compared to the giant networks, they were able to really go out and build nearly universal acceptance in the United States and have -- and then build some international acceptance, build a brand and have come an amazing way given the big issue that they faced, which is just not enough scale. Because this is -- a network business is a very scale-driven business.

So really, I think a lot of the appeal of the Capital One acquisition is to be able to add a whole bunch more scale to the network and to allow them to achieve things that otherwise they were not able to do. But along the way, when you think about what people say, why doesn't Capital One just pick up all the volume and move it over there, that would certainly create a lot of scale on this network. As extraordinary as Discover's journey has been, there are some important realities also about where they are in that journey. But let me start at the place that they are the furthest along, which is on the debit side of the business.

So they made a brilliant extraordinary acquisition in 2005 of the PULSE network. This is a PULSE PIN debit network. It was a national network. And then as international ATM, a lot of that overseas as well. So by doing that, they then added a fully national PIN network to their existing signature network because their credit card network is essentially a signature network for credit and debit. So now they had a sort of full range debit network. And a testament to the strength of that is the 4,500 banks that are also on that.

So when we look at this, we say that right off the bat without really any changes on the Discover side, we can move our entire debit business into this fully developed network. And so that's the first step that adds, obviously, important volume and help accelerate -- get the flywheel going. Here's where Discover isn't as far how long as it would love to be even though I'm (inaudible). And that is on the -- with respect to the brand as it relates to acceptance.

So let me start with the reality of acceptance. When we were considering doing this deal, we went out and did market -- conducted our own market research to -- because we had understood that acceptance is nearly universal as a reality. We wanted to know what people thought about that. So we looked at 2 groups. What did Discover customers think about acceptance and what do non-customers think? Strikingly Discover customers, who were the ones who would really experience it, they are very pleased with their embrace of the acceptance and sort of answers to the question, do you find it's accepted everywhere you need to pay? They are right there with Visa and Mastercard customers, really just right up there in the very high 90s.

Here's the other striking thing though. For non-customers, there were -- there was a significant gap in the perception of acceptance. Now any brand person will tell you that give me a great reality, and I'll bring you a brand consistent with that reality. It's a really tough thing to do the opposite of that. So we're thrilled that they have a great reality because that's the really tough thing to build. But we need to bring Capital One's marketing muscle and sort of brand into building the -- having the perception of the network catch up to the reality of the network.

The other thing consistent with our journey at Capital One to continue to stretch up market, what we'd love to take the perception of the brand market a little bit more as well. The other to do thing -- the other thing on our to-do list is international acceptance. In some countries, it's really quite strong. Some countries, it's really not so great. And so we need to work on that through putting partnerships and other things together. So in the meantime, while we work on that, we've identified an important amount of credit card business that we can move over to help again -- give a kickstart on the scale, get the flywheel going. And the more that we build the brand and build the international side of the business, we'll continue to move more volume over. And in that way, we take this network that's pretty small, trying to compete against the big guys and give it a better chance.

Sanjay Harkishin Sakhrani - Keefe, Bruyette, & Woods, Inc., Research Division - MD
Right? Maybe we could shift gears on the regulatory side to the approval process. Where are we in the process from here? Like -- and can you just also talk about antitrust? Because that comes up quite a bit as well.

Richard D. Fairbank - Capital One Financial Corporation - Founder, Chairman, CEO & President
Okay. So the bank mergers have a process, it's the bank merger application process, and it is an application to the regulators, the Fed and the OCC. We do not file an application -- an HSR filing with the antitrust regulators. So that's different from what in most industries is done.

So what our banking regulators do as part of the application process, they consult with the antitrust division of the Justice Department. And then based on that consultation, they add that to their consideration and ultimately, the banking regulators render their decision. Just a comment with respect to sort of the competitive aspects of this deal, from a network point of view, there are really 4 major networks out there. The Discover Network is the little one by far. It's kind of about 1/3 of the size of American Express, way smaller than the other 2. So the ability to take some of Capital One's scale and hopefully, over time, an increasing amount of Capital One's scale really sort of gives this network a chance to be more competitive with the giant network players out there.

On the credit card side, we are -- Capital One is third in purchase volume after this deal. Capital One will be third in purchase volume. There are big players out there, but we certainly get some scale benefits there. And then if you think about the other scale perspective is on the banking side. Capital One is in deposits, hence, Discover is 26th. So putting these together is still going to create an institution that's less than 1/5 the size of the biggest.

Sanjay Harkishin Sakhrani - Keefe, Bruyette, & Woods, Inc., Research Division - MD
Great. So Rich, you guys have placed a big emphasis on acquiring spenders. Discover's more revolver. How do you get comfortable with that strategy?

Richard D. Fairbank - Capital One Financial Corporation - Founder, Chairman, CEO & President
So the way the credit card business works is spending and revolving are very much part of how the product works. So we have a lot of spending, and we have a bunch of revolving at Capital One. Discover has a bunch -- just spending in a bunch of revolving there as well. The thing that I have been vocal about over the years is my preference to avoid what I call high-balance revolvers. Now high-balance revolver, I'm not talking about the amount of balances they have, say, with us. It is the collective amount of balances or indebtedness that they have across their credit card -- all their credit cards.

And our reason for this is pretty simple, and I think there's an intuitive logic to it. It's just that these customers, while they may be paying on time all the time, they're just not as resilient when the times get tough. And intuitively, I think anybody can understand that. But we've empirically validated that in the great global financial crisis, for example.

So we have been very vocal about trying to minimize the exposure to high balance revolvers. No one can have none of them, because I can book a customer and they can be their first card and then they can load up on lots of cards and suddenly, I have a high balance revolver. So -- but anyway, in our efforts, we have managed to have, by quite a gap, the lowest proportion of our balances coming from high balance revolvers. When we looked at Discover, they’re middle of the pack in the industry with respect to this. So they have more than we have, but it's really, I think, certainly at a manageable level and our blended average is still going to be at the lower end for the industry. So those were the cautions I've been vocal about.

Sanjay Harkishin Sakhrani - Keefe, Bruyette, & Woods, Inc., Research Division - MD
Yes. Okay. Great. I don't know if this one is for you, Rich or Andrew, but like you guys are assuming higher than model credit loss estimates for Discover relative to consensus. I mean where do you expect their losses to go? Because I know they've expected them to flatten out to sort of improve as we get through the year.

Richard D. Fairbank - Capital One Financial Corporation - Founder, Chairman, CEO & President
So we -- so we -- of course, the thing with great interest when we went into this deal was to try to get all the credit data, all the vintage curves and sort of build our own models on where credit losses could go over time. And I want to say, by the way, they have a history of building an amazing franchise with respect to credit. Lately, the credit losses have gotten higher than they expected. So for all of us, we wanted to look in and just say, where do we think they're going from here?

The way -- the key thing we do is we look at the vintage curves of every cohort of originations, and we just look at the height of them, the patterns, the trajectories, and that's how we -- and other things as well, but that's how we make our projections. Out from where we said, our projections for 2024 were right on top of where the Street is with respect to Discover's credit losses.

We noticed the Street estimates that [inaudible] had 2025 losses dropping pretty precipitously. And we put into our models, the 2025 full year number being just about where 2024 is, in other words, sort of more of a plateau than a peak in coming write-down. And the reason we did that just relates to the '21, '22, '23 vintages not having hit their peak yet. And so that, we think, is a little bit more how the dynamics will work. No one's got a crystal ball, by the way. We could be wrong. And then -- but here's the key thing. Then on the other side of that, we assume in our models that things improve from there, and we're big believers in the quality of the long-term credit of this portfolio.

Sanjay Harkishin Sakhrani - Keefe, Bruyette, & Woods, Inc., Research Division - MD
Anything to add?

Andrew M. Young - Capital One Financial Corporation - CFO
No.

Sanjay Harkishin Sakhrani - Keefe, Bruyette, & Woods, Inc., Research Division - MD
Operating expense synergies, they seem conservative. You guys talked about net -- those are net numbers too. Maybe you can just elaborate on that?

Andrew M. Young - Capital One Financial Corporation - CFO
Yes, you're right. Sanjay, they are net. So just as a reminder, for the audience, we've assumed 26% operating expense synergies in the deal outside of marketing. That is a little over $1.3 billion. And we thought about it through diligence in really 3 buckets. The first being retail and card are 2 businesses that, of course, we have massive scale in bringing those businesses into our portfolio. Once we get through synergies -- or sorry, integration and those businesses are running on our systems through our processes, we can take much more of a, I'll call it, a marginal cost type approach to those businesses.

The other businesses, the second category, the other businesses, including the network where we don't have overlap, our starting assumption was we are not going to get synergies from those businesses. The third category, though, is where do we believe we are going to be investing as we get through integration. Rich talked about the network. We see opportunities to further strengthen the enterprise. And so that third bucket becomes a dis-synergy as we think about it. And so when we combine the gross net synergies in the retail and card businesses with the dis-synergies, the investments we plan on making, you bring those together, and it gets you to that 26% number.

Sanjay Harkishin Sakhrani - Keefe, Bruyette, & Woods, Inc., Research Division - MD
How recurring are the investments? Does it add on to that question?

Andrew M. Young - Capital One Financial Corporation - CFO
Well, there's 2 parts to it. One is we will be making investments through the integration phase. So we quoted the $2.8 billion of integration cost that covers everything at close all the way through 2 years to bring them into our systems. A portion of that $2.8 billion is to make targeted investments. But when we're talking about the synergy number, that is a run rate operating expense or synergy P&L from '27 and beyond.

Sanjay Harkishin Sakhrani - Keefe, Bruyette, & Woods, Inc., Research Division - MD

Okay. Got it. Another one for you, maybe Andrew. Can we just talk about tangible book value dilution? I'd love to just -- maybe you could just precise, be more precise on the number for us?

Andrew M. Young - Capital One Financial Corporation - CFO
Sure. Well, look, there's a number of metrics through which to evaluate a deal. And I would highlight that most of them in this deal stand alone to create a really compelling financial and strategic case. The tangible book value, given that we're buying a company that has a higher price to book and we're paying a premium for that, while I can't quote a precise number of what the ultimate dilution is going to be until we get to close at the end of '24, it certainly will be dilutive on a tangible book value basis.

Now the corollary to that, the important corollary is we are paying a premium for a business that trades at a high price to book. The reason they trade at a high price to book is it generates a very high ROTCE, return on tangible common equity. And so that's just as a stand-alone company, they generate a high ROTCE. As we bring in the synergies, the effective ROTCE of combining the 2 companies is even greater. And so as you look at valuations of companies, there's an incredibly strong correlation between price to book and ROTCE. And so while we're going to have a lower amount of tangible book, we are going to have a much higher ROTCE.

And then the other thing and some other metrics that we highlighted in the investor presentation we did last week is, you can also think about the tangible book and ROTCE in a cross multiplication sort of way, where the output of that is earnings. And we are 2 companies that have historically traded at relatively similar PEs. And so when we look at the accretion on an EPS basis, we highlighted double-digit adjusted accretion in 2026, mid-teens in 2027. And then a return on invested capital in 2027, that's 16% and growing from there. So I think when you couple all of those things with the tangible book value dilution piece, in aggregate, thinking about the value that is created here both strategically and financially, we feel incredibly good about the transaction.

Sanjay Harkishin Sakhrani - Keefe, Bruyette, & Woods, Inc., Research Division - MD
Anything to add, Rich?

Richard D. Fairbank - Capital One Financial Corporation - Founder, Chairman, CEO & President
No, no.

Sanjay Harkishin Sakhrani - Keefe, Bruyette, & Woods, Inc., Research Division - MD
So when we look at like the pro forma efficiency ratio for the combined company, I think we get to somewhere in the high 30s before synergies. How much improvement can you achieve with the synergies on a combined basis?

Andrew M. Young - Capital One Financial Corporation - CFO
I think my answer here is similar a bit to one that I just gave. If you look at Discover on a stand-alone basis, they have an operating efficiency that historically has been below Capital One. So the sheer active bringing the 2 companies together lowers the combined efficiency or gets us to a combined efficiency ratio that is below where Capital One is on a stand-alone basis. We feel incredibly confident in our ability to achieve the synergies, both on the revenue side and on the cost side. And so when we bring that together, we would expect to have an operating efficiency that is net inclusive of those benefits over time, and that's part of what makes the deal so financially attractive to us is being able to operate in an efficiency ratio that's lower than -- than where we are and reaping the benefits not only of how they operate as a company stand-alone, but adding to that these synergies we're confident in achieving.

Sanjay Harkishin Sakhrani - Keefe, Bruyette, & Woods, Inc., Research Division - MD
And just to summarize what I'm hearing, you guys are saying you can do that while making the necessary investments that you need to achieve, the goals that you need to with the network and the business. Correct?

Richard D. Fairbank - Capital One Financial Corporation - Founder, Chairman, CEO & President
That's what we tried to put all that -- those assumptions into our model. And in this case, it really is a -- there's 2 different dynamics going on. And in some ways, mirrors the whole journey of Capital One. And that is that we -- for a lot of companies, the way they drive their efficiency is through just continuing to cut costs out all the time and cut your way to greatness. In many ways, the story of Capital One has been to invest our way and leverage technology to be able to drive more growth and at the same time, drive efficiency.

So what we're investing in on the other side of this, when -- is -- the -- on the regulatory side, they have already given a big number that they are assuming in terms of -- to deliver on all the regulatory requirements. We are making the assumption this is will be a really significant amount of work. We won't inherit their enforcement action, but we inherit very much the -- the same challenge and necessity to really, really bring them to a very different place with respect to compliance and risk management.

Now I think we're in a great position to do it because over the years, we built the infrastructure, the technology, the talent, the processes and the governance to be able to do scalable risk management at a high level. But one of those contra synergies Andrew talked about was an assumption on our part taking even more investment, more cost into the regulatory and compliance side. You also heard us talk about investing in leaning into the network on the brand side. And of course, we will be, over time, taking their more traditional technology and moving so much of that into the modern technology infrastructure. Most of those costs are really directly in the integration expenses. So on the other side of this, we'll be a company that continues to invest and still I think generates very significant efficiency benefits.

Sanjay Harkishin Sakhrani - Keefe, Bruyette, & Woods, Inc., Research Division - MD
Great. I want to talk about the compliance and regulatory issues that Discover had previously flagged. How are you guys thinking about those? And how does that play out after the acquisition in terms of the consent orders?

Richard D. Fairbank - Capital One Financial Corporation - Founder, Chairman, CEO & President
So again, we sort of take over the -- what needs to be done without carrying the actual enforcement actions. But one benefit that we have, I think it would be more -- well, the first thing I want to say is I think it's a very challenging thing to take on a significant set of enforcement actions like this and what comes along with that. And it's part of a journey that pretty much every bank has gone through.

And so I'd start by saying we assume it is a lot of work. We assume that it's even more than people who are in the middle of it think it may be just because I remember how it was for us in the past, and these can be very big undertakings. The great thing is, we are mostly buying businesses we're already in. Therefore, we have the compliance and risk management infrastructure, governance processes, not just as a company but also in those businesses. So I don't think this is necessarily a thing of going and taking every issue that exists there and fix each individual one, although there'll certainly be that, but it's a matter of trying to take it and bring it into the scalable risk management infrastructure and process at Capital One. But we still assume -- we just take -- we take the mindset that says whatever people think it is, we'll take the over. Because I think that is so often how it works in things like this. They do have a network business. We are not in the network business. We don't have an existing infrastructure on that side. So that one will have to build a little bit more from the ground up, but collectively, we're taking -- just intuitively taking the over in terms of cost and time to fully get that done. But we put those into our financial assumptions and then we'll try to be happy on the other side of that estimate.

Sanjay Harkishin Sakhrani - Keefe, Bruyette, & Woods, Inc., Research Division - MD
Okay. I have one last one here. Maybe -- this is a question I get a lot from investors because you've done such a fabulous job over your time on Capital One. Just wondering how much more time you want to give to Capital One? Because you've been so successful at it. Maybe you could just talk about what your plans are because you've now embarked on a pretty big investment here.

Richard D. Fairbank - Capital One Financial Corporation - Founder, Chairman, CEO & President
So well, thank you.

Sanjay Harkishin Sakhrani - Keefe, Bruyette, & Woods, Inc., Research Division - MD
Just like to keep it fun.

Richard D. Fairbank - Capital One Financial Corporation - Founder, Chairman, CEO & President
Thank you. Well listen, I grew up with parents who always -- they were very successful in their own ways, well, very successful, just overall. But what I love is that their chase for success was not for success itself, but it was for the love of the game for doing something great. And so always, for me, this has been -- from the moment I came up with the idea for Capital One one afternoon, the funny thing is it took one afternoon chatting with somebody who is in the credit card industry and saying, how does that industry work? I remember that afternoon thinking, "oh my gosh, this is the" -- this industry is based on an extrapolation of how traditional banking works face-to-face, judgmentally driven, but actually truly, this is a massive information-based technology business. Hence, the insight that let's go build an information-based technology company that does banking, competing against banks who use information and technology, but it's not who they are.

So from sort of that founding notion and feeling kind of almost like -- like a sort of religious conversion on that day of believing, oh, my gosh, this is going to be where the world goes. I went all in and we pulled together a great team going all in to chase this dream. And ever since we've been on this quest, for me, it has been just incredibly energizing and satisfying. And so over the years, as we've gotten bigger and bigger, people ask me nowadays, "What's it like at Capital One? And why don't you just, at some point, retire from this?" And I say, you know what this reminds me of? It reminds me of the founding days of Capital One. Because we look out there, we see the world is changing rapidly. We try to identify where winning is, and we work backwards from that. And we have spent years putting the pieces together of our technology transformation, the businesses that we have built, the franchise and the customer loyalty that we've generated over time. And I think Capital One is incredibly well positioned to do great things going forward.

And I'm as excited as I've ever been. I feel like the founding days, when there's so much to do and so many reasons, maybe this won't work. But I'm all in in the pursuit of this. And I -- there are no guarantees in business. But for me, this is a quest that's got some of its best days ahead of it. And I really look forward to being a part of that.

Sanjay Harkishin Sakhrani - Keefe, Bruyette, & Woods, Inc., Research Division - MD
All right. Well, thank you for the answer. And we probably have time for a couple of questions. There's question right there, and then there's one over there. So maybe him first and then back over here.

Unidentified Participant
With the Discover rails driving China Union, is that an impact into your thought process or how you might drive that in the future?

Richard D. Fairbank - Capital One Financial Corporation - Founder, Chairman, CEO & President
That's something we really -- I don't have a lot of particular insight at this point.

Sanjay Harkishin Sakhrani - Keefe, Bruyette, & Woods, Inc., Research Division - MD
One more over here.

Unidentified Participant
Thank you, Rich. On the network side, 10 years from now, say, 20 years from now, where do you think you'll see more value? From the credit network, maybe gaining credit card market share, maybe opening up the network and taking on new issuers around on the debit side where maybe you have greater deposit market share or maybe you just benefit from the Durbin loophole and keep increasing debit spend?

Richard D. Fairbank - Capital One Financial Corporation - Founder, Chairman, CEO & President
Well, first of all, I want to say that your term Durbin loophole, I really think that's very much a misnomer. It's just -- it's not covered. It's not by design, not covered under the regulations there.

I think in the near term, the opportunity on the debit side is bigger because Discover has a fully developed debit network and we can move all our business over there. And -- it's also very much helps us on the building of our national bank. Just to comment there that we have built at Capital One, a digital-first national bank. It's a unique thing. You've got direct players who have savings banks. And then you have the banks with branches on every corner.

Capital One has built a unique digital-first full-service banking business where almost everything you can do in a branch, we built it to be available digitally. And so with that capability, we then put in thin physical distribution, including iconic cafes in iconic locations in 22 of the top 25 metropolitan areas. So we have kind of built the pieces of what we believe is kind of the bank of the future, and we have been leaning in really hard growing that organically. So this acquisition and the ability to have our own network is very helpful on that quest.

With respect to what will be most impactful over the long term, I certainly look at the size of our credit card business relative to the debit and certainly hope that over time, the greater impact will be on the credit card side, the timing and -- yes, basically, the timing of how much we continue to build volume on that network is really going to depend on how fast we can address some of the brand perception and international acceptance issues. And as you can imagine, we'll be leaning into that. We'll be doing lots of tests along the way to really understand where our customers are and where the market's brand perceptions are about this network, and then we'll continue to make our choices along the way.

One thing we are pleased with is we don't -- like a lot of times, if you think of the history of Capital One, we have a lot of times declared winning is over there, and we're going over there. And occasionally, it's been a big leap to get there. The most striking example is when we really -- in the OO said, we really believe that we have to transform to a bank balance sheet. We don't trust capital markets-based funding. And so we bought banks in order to get resilience of balance sheet. And so that was a little bit more of a leap, and we asked our investors to take that leap with us.

This one is going to be a crab walk, if you will, lifting one leg or arm or whatever they're called at a time. And because each -- along the way, we're going to move what -- it makes economic sense and what will be surefooted from a customer reaction point of view. And so we've got this destination over time of more and more business on the Discover network, but we're going to basically crab walk our way there surefootedly.

Sanjay Harkishin Sakhrani - Keefe, Bruyette, & Woods, Inc., Research Division - MD
All right. We're going to have to end it right there. Thank you, Rich.

Richard D. Fairbank - Capital One Financial Corporation - Founder, Chairman, CEO & President
Thank you.

Sanjay Harkishin Sakhrani - Keefe, Bruyette, & Woods, Inc., Research Division - MD
Andrew.

Andrew M. Young - Capital One Financial Corporation - CFO
Thank you.

Forward Looking Statements

Information in this communication, other than statements of historical facts, may constitute forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the benefits of the proposed transaction between Capital One Financial Corporation (“Capital One”) and Discover Financial Services (“Discover”), including future financial and operating results (including the anticipated impact of the transaction on Capital One’s and Discover’s respective earnings and tangible book value), statements related to the expected timing of the completion of the transaction, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “targets,” “scheduled,” “plans,” “intends,” “goal,” “anticipates,” “expects,” “believes,” “forecasts,” “outlook,” “estimates,” “potential,” or “continue” or negatives of such terms or other comparable terminology.

All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of Capital One or Discover to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk that the cost savings and any revenue synergies from the transaction may not be fully realized or may take longer than anticipated to be realized, (2) disruption to the parties’ businesses as a result of the announcement and pendency of the transaction, (3) the risk that the integration of Discover’s business and operations into Capital One, including the integration into Capital One’s compliance management program, will be materially delayed or will be more costly or difficult than expected, or that Capital One is otherwise unable to successfully integrate Discover’s businesses into its own, including as a result of unexpected factors or events, (4) the failure to obtain the necessary approvals by the stockholders of Capital One or Discover, (5) the ability by each of Capital One and Discover to obtain required governmental approvals of the transaction on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect Capital One after the closing of the transaction or adversely affect the expected benefits of the transaction, (6) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the transaction, (7) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (8) the dilution caused by the issuance of additional shares of Capital One’s common stock in the transaction, (9) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (10) risks related to management and oversight of the expanded business and operations of Capital One following the transaction due to the increased size and complexity of its business, (11) the possibility of increased scrutiny by, and/or additional regulatory requirements of, governmental authorities as a result of the transaction or the size, scope and complexity of Capital One’s business operations following the transaction, (12) the outcome of any legal or regulatory proceedings that may be currently pending or later instituted against Capital One before or after the transaction, or against Discover, and (13) general competitive, economic, political and market conditions and other factors that may affect future results of Capital One and Discover, including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms. Additional factors which could affect future results of Capital One and Discover can be found in Capital One’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and Discover’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. Capital One and Discover disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws.
Important Information About the Transaction and Where to Find It

Capital One intends to file a registration statement on Form S-4 with the SEC to register the shares of Capital One’s common stock that will be issued to Discover stockholders in connection with the proposed transaction. The registration statement will include a joint proxy statement of Capital One and Discover that will also constitute a prospectus of Capital One. The definitive joint proxy statement/prospectus will be sent to the stockholders of each of Capital One and Discover in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Capital One or Discover through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Capital One or Discover at:

Capital One Financial Corporation	Discover Financial Services
1680 Capital One Drive McLean, VA 22102 Attention: Investor Relations investorrelations@capitalone.com (703) 720-1000	2500 Lake Cook Road Riverwoods, IL 60015 Attention: Investor Relations investorrelations@discover.com (224) 405-4555

Before making any voting or investment decision, investors and security holders of Capital One and Discover are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.

Participants in Solicitation

Capital One, Discover and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of each of Capital One and Discover in connection with the proposed transaction. Information regarding the directors and executive officers of Capital One and Discover and other persons who may be deemed participants in the solicitation of the stockholders of Capital One or of Discover in connection with the proposed transaction will be included in the joint proxy statement/prospectus related to the proposed transaction, which will be filed by Capital One with the SEC. Information about the directors and executive officers of Capital One and their ownership of Capital One common stock can also be found in Capital One’s definitive proxy statement in connection with its 2023 annual meeting of stockholders, as filed with the SEC on March 22, 2023, and other documents subsequently filed by Capital One with the SEC. Information about the directors and executive officers of Discover and their ownership of Discover common stock can also be found in Discover’s definitive proxy statement in connection with its 2023 annual meeting of stockholders, as filed with the SEC on March 17, 2023, and other documents subsequently filed by Discover with the SEC. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and other relevant documents regarding the proposed transaction filed with the SEC when they become available.